December 18, 2007

Mr. Brad Skinner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.    20549-7010

Re:Comments on 2006 Form 20-F, File No. 1-33574

Dear Mr. Skinner:

I am in receipt of your letter dated December 13, 2007.  I have reviewed your comments and I agree that your recommendations are helpful.  However, due to the nature of the information you have asked us to provide, and the time of year, I must ask for more than 10 days within which to respond.  Our response will involve input from our professional staff and from certain other qualified persons. At this time I propose that we will work towards providing a written response to you on or before January 31, 2007.  Should it appear our response may take additional time beyond the 31st, I will advise you in advance and seek your guidance.  Please advise if you are in agreement with this proposal, and please feel free to contact me at any time if further information or clarification is needed.  My office number is 604-630-1399.

In light of the foregoing I respectfully ask if we may apply your recommendations prospectively:  we are just now in process of preparing to close our December 31, 2007 fiscal year and will promptly be completing our audited financial statements, management’s discussion and analysis as well as our Annual Information Form and a Form 40F filing for 2007.  I can provide an undertaking that we will address your points of concern within our 2007 filings if you grant this request.

In conclusion, MAG Silver Corp. hereby acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

“Frank Hallam”

Frank R. Hallam, CFO
MAG Silver Corp.

MAG Silver Corp.
Suite 328, 550 Burrard Street, Vancouver,  BC,  Canada  V6C 2B5
phone 604.630-1399    fax 604.484-4710   www.magsilver.com